[Letterhead of Ambow Education Holding Ltd.]

March 18, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Reid Hooper

Celeste M. Murphy

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated February 15, 2013

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage, Mr. Hooper and Ms. Murphy:

I refer to your letter to Ms. Jin Huang, dated February 15, 2013, relating to Ambow Education Holding Ltd.’s (“Ambow” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2012 (the “2011 Form 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated February 15, 2013 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.                                      We note your responses indicating that you will provide the proposed revised disclosure in future filings. Please note that we expect this disclosure to be included in an amendment to your filing.

The Company confirms that the Staff’s comment is duly noted and the Company will file an amendment to the 2011 Form 20-F to include all changes in disclosure committed to the Staff.

2.                                      We note your response to comment 2 from our letter dated December 21, 2012. Please expand your proposed disclosure to identify the nature of the “more stringent restrictions” imposed on foreign-invested entities providing tutoring services.

In response to the Staff’s comment, the Company will file an amendment to the 2011 Form 20-F include the following disclosure under “Item 3. Key Information — D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure —All aspects of our business are subject to extensive regulation in China, we may not be in full compliance with these regulations and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 4.B Information on the Company—Business Overview—Regulations—Foreign investment in education service industry” (changes made to proposed revised disclosure in our responses to the Staff’s letter dated December 21, 2012 are underlined and in bold for your ease of reference):

“Currently, PRC laws and regulations do not explicitly impose restrictions on foreign investment in the tutoring service sector in China. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services. In some areas, local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in China. International schools are schools only for children of aliens in China and shall not admit any children of Chinese citizens.”

“We conduct our K-12 school and tutoring business and provide online services in China primarily through contractual arrangements between Ambow Online, our principal operating subsidiary in China, and our VIEs, and their respective shareholders.”

“According to the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, which was amended and promulgated by the National Development and Reform Commission, or NDRC, and the MOFCOM on December 24, 2011 and became effective on January 30, 2012, foreign investment is encouraged to participate in higher education and vocational training services. The foreign investment in higher education has to take the form of a Sino-foreign equity or cooperative joint venture. Senior high school education in grades 10-12 is a restricted industry. The foreign investment in senior high school education has to take the form of a cooperative joint venture. Foreign investment is banned from compulsory education, which means grades 1-9. Foreign investment is allowed to invest in after-

school tutoring services which do not grant diplomas. However, many local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing tutoring services. In some areas, local government authorities do not allow foreign-invested entities to establish private schools to engage in tutoring services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign educational institutions such as universities or colleges instead of foreign companies. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in China. International schools are schools only for children of aliens in China and shall not admit any children of Chinese citizens. As of December 31, 2011, we had a total of 183 centers and schools, comprised of 150 tutoring centers, five K-12 schools, 25 career enhancement centers, two career enhancement campuses and one college. We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs. Our VIEs and their respective subsidiaries, as PRC domestic entities, hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring centers, K-12 schools, career enhancement centers and colleges.”

Agreements that provide effective control over our VIEs, page 49

3.                                      We note your response to comment 18 from our letter dated December 21, 2012 and your assertion that public auction would only be a remedy when Ambow Online “does not have control over the VIE shareholders and thus cannot cause the VIE shareholders to enter into equity transfer agreements.” Please tell us whether you believe you currently have “control” over the VIE shareholders and explain the basis for that assertion. If the control you are referencing is derived from your contractual agreements with such shareholders, please expand your proposed disclosure to address the fact that your control is solely based upon the parties’ compliance with the terms of such contracts.

The Company respectfully advises the Staff that the Company believes it currently has control over the VIEs and their shareholders. With the share pledge arrangements, powers of attorney and call option rights in place, Ambow Online, the Company’s Wholly Foreign Owned Enterprise, has obtained pledges of the VIEs shares from the VIE shareholders, obtained the right to attend the shareholders’ meetings of VIEs and make all significant decisions relating to the VIEs such as the appointment of directors or liquidation of VIEs, and acquired options to purchase from VIE shareholders all or part of their shares of VIEs to the extent permitted by PRC laws. Without the consent of the Company, VIE shareholders may not transfer their shares or conduct any other acts that will materially affect the business and operations of VIEs.

Although control over VIEs is derived from the contractual agreements with the VIE shareholders, the control over VIE shareholders is not solely based upon the parties’ compliance with the terms of such contracts:

(1)         Under the current contractual arrangements, all the shares of VIEs held by VIE shareholders are pledged for the benefit of Ambow Online.  Since the pledge under each of the share pledge agreements has been registered with the local SAIC, according to PRC laws and regulations, the VIE shareholders shall not transfer the pledged equity without the consent of Ambow Online. If VIEs fail to comply with their obligations under the contractual agreements, the Company may dispose of the pledged equity in accordance with relevant laws and regulations without the consent or cooperation of the VIE shareholders.

(2)         By entering into the call option agreements, the Company has acquired call options to purchase from VIE shareholders all or part of their shares of VIEs to the extent permitted by PRC laws. Prior to the exercise of such call options, VIE shareholders shall not transfer all or part of their shares to any third party without the consent of the Company.  However, the Company may designate, at any time, any person to purchase the shares of VIEs from current VIE shareholders. Therefore, in the event of any breach by VIE shareholders of the contractual agreements, the Company may exercise the call option to replace the defaulting shareholders with persons designated by the Company.

(3)         Pursuant to powers of attorney , VIE shareholders have entrusted all the rights to exercise their voting powers to Ambow Online, including without limitation, the power to sell, transfer or pledge, in whole or in part, such shareholder’s equity interests in VIEs and to nominate and appoint the legal representative, directors, supervisors, general managers and other senior management of VIEs. As such, all significant matters concerning VIEs are decided by Ambow Online.

Based on the abovementioned reasons, the Company believes that it currently has control over the VIEs and their shareholders and such control is not solely based upon the parties’ compliance with the terms of such contracts.

4.                                      We note your response to comment 19 from our letter dated December 21, 2012. Please revise your disclosure to clearly state that the company has, in its discretion, determined that no further service fees will be charged.

In response to the Staff’s comment, the Company will in an amendment to 2011 Form 20-F include the following disclosure under “Item 5.B — Liquidity and Capital Resources” (changes made to existing disclosure are underlined and in bold for your ease of reference):

“As a result of software sales agreements, service agreements and management consulting agreements entered into between Ambow Online and the VIEs’ subsidiaries in the ordinary course of business on an ongoing basis, we, through Ambow Online, have been receiving revenues (in the form of cash) from VIEs and its subsidiaries and thus leaving the VIEs together with their subsidiaries with no profit. Therefore, to date, we have, at our discretion, determined that no further services under technology service agreements and exclusive cooperation agreements will be charged for the time being and have not received any payments under these agreements.”

5.                                      We note your response to comment 20 from our letter dated December 21, 2012 and your assertion that the current shareholders could not “effectively revoke” the power of attorney as a result of the prohibition on transferring the equity interests of Ambow Shida without AECL’s prior written consent. However, it does not appear that there would be any limitation on Messrs. Xie and Xue’s ability to take other corporate actions including transferring funds, chops or assets of Ambow Shida prior to AECL’s transfer of equity interests of Ambow Shida under the equity pledge agreements. Please explain.

The Company respectfully advises the Staff that pursuant to Article 8 of the call option agreement entered into by and among AECL, Xuejun Xie and Jianguo Xue, Messrs. Xie and Xue agreed not to, and shall cause Ambow Shida not to, sell, assign, mortgage or otherwise dispose of any assets, lawful income and business revenues of Ambow Shida, or enter into any transactions that may substantially affect the Company’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL in writing) before AECL or an entity designated by AECL in writing exercises call option to obtain all the equity interest and assets.

Furthermore, the chops of Ambow Shida have been, and will continue to be, held and managed by the Company and any use of the chops requires the prior consent of the Company in accordance with Ambow’s internal policy, Ambow Regulation of Chops Management. No one, including Messrs. Xie and Xue, is authorized to use the chops without the Company’s approval. Therefore, chops of Ambow Shida may not be transferred by Messrs. Xie and Xue without the Company’s consent as a practical matter.

Holding company structure, page 74

6.                                      We note your response to comment 27 from our letter dated December 21, 2012. Please tell us why the fees payable from the VIE to Ambow Online have significantly increased since 2009 and why the VIE is not paying Ambow Online.

In response to the Staff’s comment, the Company respectfully advises the Staff that in order to facilitate the plans of VIEs’ subsidiary schools for expansion and development after the Company’s IPO, the Company intentionally reserves more cash at the school level to avoid frequent cash transfers among the Group which would incur additional costs to comply with relevant PRC laws and regulations. In addition, the Company wants to further clarify that, after an ongoing effort in enhancing the cash control of the whole group, by the end of 2012, other than accounts of Applied Technology College, Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd and some small branches of Beijing Jinghan Yingcai Education and Technology Co., Ltd., the Company has already included all the cash accounts of all other entities in a centrally controlled cash pool through a contractual system among all the entities and China Merchant Bank, and the Company, as the holding company, thus has been granted the authority and capability to extract cash from VIEs and their subsidiaries anytime at its sole discretion. However, currently, the Company mainly uses the system to monitor the daily transactions of the entities, not to actually extract cash from the VIEs or their subsidiaries.

Item 6. Directors, Senior Management and Employees, page 75

E. Share Ownership, page 84

7.                                      We note your response to comment 28 from our letter dated December 21, 2012. Please revise your disclosures to incorporate your response including your response to our comment 20.

In response to the Staff’s comment, the Company will in an amendment to 2011 Form 20-F that includes the following disclosure under “Item 6.E — Share Ownership”:

“We believe that under the Company’s current corporate structure, where the shareholders of the VIEs are also our shareholders and officers, the interests of the VIEs and their shareholders largely are aligned with the Company and its shareholders as a practical matter. In addition, each shareholder of the VIEs has signed a power of attorney for Ambow Online to exercise his or her voting power.  If shareholders of VIEs attempt to revoke the powers of attorney, the Company will instruct AECL, one of our subsidiaries, to exercise its exclusive option to designate other PRC persons to acquire the equity interests in such VIE from its current shareholders pursuant to call option agreements. Before the current shareholders transfer the equity interests of the VIE to other PRC persons designated by AECL, it is prohibited from transferring the equity interests of the VIE to anyone else without the AECL’ prior written consent under the equity pledge agreements. Moreover, pursuant to call option agreements, VIEs’ shareholders agree not to, and shall cause VIEs not to, sell, assign, mortgage or otherwise dispose of any assets, lawful income and business revenues of VIEs, or enter into any transactions that may substantially affect the Company’s assets, liabilities, operations, equity and other legitimate interests (other than those made in the ordinary course of business or have been disclosed to and approved by AECL in writing) before AECL or an entity designated by AECL in writing exercises call option to obtain all the equity interest and assets. As a cumulative result of the foregoing, we are of the view that shareholders of VIEs are unable to effectively revoke the powers of attorney under the VIE agreements. For the risk relating to potential conflicts of interests between shareholders of VIE with us, please also refer to the risk factor captioned “The shareholders of our VIEs may have potential conflicts of interest with us, which may harm our business and financial condition”.”

Note 1.d. VIE arrangements, page F-13

8.                                      We note your response to comment 16 from our letter dated December 21, 2012. We note the agreements that transfer economic benefits to the WOFE with respect to Ambow Shangai, Ambow Sihua and Suzhou Wenjian. Please revise to explain in detail how these agreements convey substantially all of the economic benefits of the VIEs to the WOFE.

The Company respectfully advises the Staff that other than the VIE agreement described in the response to the Comment No. 16 of the Staff’s letter, dated December 21, 2012, there are a number of software sales agreements, service agreements and management consulting agreements entered into between Ambow Online and the VIEs’ subsidiaries in the ordinary course of business on an ongoing basis.  As a result of these customary transactions, Ambow Online has been receiving revenues from VIEs and its subsidiaries and thus leaving the VIEs together with their subsidiaries with no profit. As disclosed on page 47 of 2011 Form 20-F, substantially all of the economic benefits were conveyed to Ambow Online from the VIE’s subsidiaries in consideration of the products and services directly provided to the VIE’s subsidiaries pursuant to such software sales agreements, service agreements and management consulting agreements.

In addition, the Company will in an amendment to 2011 Form 20-F include the revised disclosure proposed in the response to Comment No.4 above to clarify this fact.

9.                                      We note your response to comment 31 from our letter dated December 21, 2012. Please disclose which accounting model you applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model, to support consolidation of the schools into the VIEs and how the VIEs achieve power and economic returns from the schools.

The Company respectfully advises the Staff that they have considered both the voting interest entity model and the VIE model contained in ASC 810-10 when performing the consolidation assessment of the schools. Based on the nature of schools and colleges, the Company has categorized the schools / colleges into two categories, and applies the voting interest model when consolidating the schools / college requiring reasonable returns and applies the VIE model when consolidating the schools / college not requiring reasonable returns. Please refer to the detailed analysis below.

Schools / college requiring reasonable returns

The Company currently indirectly owns 34 schools in China, 29 of which are registered as “schools requiring reasonable returns” (refer to the list of schools below). The schools are mainly owned through the Company’s VIEs Ambow Shida, Ambow Sihua, Ambow Shanghai (together referred to as the “Holdco VIEs”)

#	School name
1	Dalian Career Enhancement
2	Dalian High Tech Zone Ambow Hope Training School
3	Jinan WR Career Enhancement
4	Shanghai Hero Further Education Institute
5	Suzhou High Tech Zone Yisi Training Centre
6	Chongqing Shapingba Training School
7	Changsha K-12 Experimental School
8	Changsha Kindergarten
9	Shenyang K-12 school
10	Shuyang K-12 School
11	Zhenjiang Ambow International School
12	Beijing Haidian XGX Training School
13	Beijing Huairou XGX Training School
14	Changsha Tutoring
15	Jilin Tutoring
16	Shenyang Hanwen Educational Training School
17	Shuyang Tutoring
18	Applied Technology College
19	Tianjin Tutoring
20	Tianjin Ambow Huaying School
21	Zhenjiang Ambow Education Training Center
22	Zhengzhou Tutoring
23	Beijing YZ Tutoring
24	Beijing Aijia Kids English Training School
25	Lanzhou Anning Ambow English Training School
26	Guangzhou DP Tutoring
27	Beijing Haidian SIWA Twenty-one Century Education Training Center
28	Shandong Outdoors Development Training School
29	Beijing Outdoors Development Training School

The Company has applied the voting interest entity model when performing the consolidation assessment of the schools, as the Holdco VIEs which are consolidated by the Company, have a 100% equity interest in the schools which allows them to make key operating decisions on behalf of the schools. Below is the consolidation assessment of schools requiring reasonable returns.

Under the provisions of ASC 810-10, all majority-owned subsidiaries must be consolidated unless control does not rest with the majority owner. However, given the US GAAP requires the Company to first look into the VIE model prior to applying voting interest entity model, the Company has performed the required VIE assessment for each school requiring reasonable returns and concluded the schools are not VIEs given:

•                  the schools are not thinly capitalized;

•                  the equity holders at risk (i.e. the Holdco VIEs) have the ability to make decisions regarding the schools’ activities;

•                  the equity holders have the obligation to absorb the expected losses of the schools as they contributed all the capital and bear all expenses;

•                  the Ministry of Education permit the equity holders in the schools to obtain reasonable returns; and

•                  the Company and its Holdco VIEs are the only equity holders.

Conclusion: Based on the above, schools requiring reasonable returns are not VIE entities and the voting interest entity model applies. The Company consolidates the schools, through the consolidation of its Holdco VIEs, as it has a controlling interest in the schools.

Schools not requiring reasonable returns

As of December 31, 2011, the Company had four schools, as well as one College (subsequently disposed of) which are registered as “not requiring reasonable returns” . According to the Private Education Promotion Law, the law that regulates the education industry in China, schools not requiring reasonable returns are prohibited from distributing annual dividends. The Company has performed the consolidation assessment under the VIE model, and concluded that these schools are VIEs and the Company shall, through its Holdco VIEs, consolidate the schools as they have a variable interest in them   and are the primary beneficiaries. Key points underlying the assessment are as follows:

•                  The Company is not able to receive any dividends from the schools.

•                  The Company has a variable interest in these entities as it is able to extract profits through technical and management agreements. To date, the Company has extracted profits through software agreements with the schools where profits have arisen. . Signing technical agreements and management agreements with the schools would be used in the event additional profits arise. Where the schools are in a loss position, technical, software or management agreements have not been used to extract profits.

•                  The Company is the primary beneficiary of the schools, as the responsibility for day to day operation of the schools rests with the Company. It is the Company, through its control over the Holdco VIEs, that has the power to direct the schools’ most significant activities for as long as the Holdco VIEs remain the equity holders of the schools. Further, the Company, through its Holdco VIEs, has the obligation to absorb operating losses and the rights to receive benefits.

•                  Should one of the schools not requiring reasonable returns enter into liquidation, the Private Education Promotion Law is not clear as to how any remaining residual assets will be distributed and as to whether the Holdco VIEs, as equity holders of the schools, will be entitled to recover the value of any remaining assets that exceed the original contribution of the Holdco VIEs. We are of the opinion that, under the laws of the PRC, the residual properties of a private school will be distributed to the investors, subject to any donated properties being redistributed in accordance with Donation Law. The distribution of such assets is likely to be subject to the Local Education Bureau approval, and will be determined on a case by case basis. In the event that liquidation should arise, the properties would not belong to the State, and the Government’s role is only to ensure the proper future usage of the school’s residual assets, rather than to take ownership over those assets and liabilities.

In relation to the entitlement to receive a significant portion of the schools’ expected residual returns, the Company actually controls all the significant activities and daily operations of the schools. It can cause the schools to sign various contracts with the Company or its subsidiaries and the Company will be entitled to the school’s expected residual return through these technical service agreements / software agreements. Therefore, as long as the Company can receive a significant portion of the schools’ profits under the technical service agreements, the assets available for distribution upon liquidation would remain minor. In that case, it is considered that the Company is entitled to receive the significant portion of the schools’ expected residual returns.

Conclusion: Based on the discussion above, the Company will absorb a significant portion of any losses arising at schools not requiring reasonable returns, , and will receive a significant portion of the schools’ expected residual returns through technical service agreements / software agreements. Therefore, the Company is the primary beneficiary of the schools not requiring reasonable returns and should consolidate them under the VIE model.

In its filings with the SEC, the Company will disclose the consolidation models applied for the schools / colleges under Note 1 (d) VIE arrangements as follows:

The Company has considered both the voting interest entity model and the VIE model contained in ASC 810-10 when performing the consolidation assessment of the schools. Based on the nature of schools and colleges, the Company has categorized the schools into two categories, and applies the voting interest model when consolidating the schools requiring reasonable returns, and applies the VIE model when consolidating the schools not requiring reasonable returns.

10.                               We note your response to comment 32 from our letter dated December 21, 2012. Please revise your disclosures to incorporate your response and not make reference to the information provided in your responses to comments 16 and 29.

In response to the SEC’s comment, the Company will include the following disclosure in in its financial statements in an amendment to 2011 Form 20-F:

“We conduct our education business in China primarily through contractual arrangements among our subsidiaries in China and VIEs.  For more details on contractual arrangements with the VIEs, please refer “Item 4.C — Organizational Structure” and the Note 1(d) to the consolidated financial statements. Our VIEs have power over the activities of schools through their role as the registered sponsors of schools or controlling shareholders of corporate centers. The VIEs control the equity in these schools and are also entitled to the economic benefits from the schools.

The schools and centers, which are controlled by the VIEs, will hold the necessary business and education licenses or permits to perform education activities. The schools and centers will also sign all significant contracts, including leases, relating to the performance of these activities.

In addition, the responsibilities of the schools and centers, under the direction of the VIE and Company’s management (through the power invested in them by the VIE) include the following:

•                  Providing suitable facilities to house staff and deliver courses to students;

•                  Designing an appropriate curriculum for the delivery of courses, in accordance with MOE stipulations, where applicable;

•                  Hiring, training and terminating the employment of teachers and other support staff to run the schools and centres; and

•                  Selecting and recruiting students, in accordance with the Company’s entry requirements and to maximise the usage of capacity.”

11.                               Please expand your disclosure to clearly describe how the contractual arrangements enable you to have power to direct the activities that most significantly affects the economic performance of the VIEs and receive economic returns.

In response to the SEC’s comment, the Company will expand the existing VIE arrangement disclosure on Page F-13 by including the following in an amendment to 2011 Form 20-F:

“Through the equity pledge arrangements, call option agreements and powers of attorney with the shareholders of VIEs, the Company controls decisions in relation to the operations of the VIEs, VIE’s subsidiaries and schools controlled. Specifically, the Company can make the following decisions which most significantly affect the economic performance of the VIEs:

•                  The Company has the power to appoint the members of the VIE’s board of directors and senior management as a result of the powers of attorney;

•                  The Company is closely involved in the daily operation of the VIE via appointing management personnel such as VP and other staff to oversee the operation of the VIEs;

•                  The VIE’s board of directors and senior management, whom are appointed and controlled by the Company, are the principals of the  20 schools of the 31 schools controlled by the VIEs;

•                  Generally, the VIE’s board of directors and senior management may (1) modify the articles of the schools / centres; (2) approve the department structure of the schools / centres, and (3) approve the division, combination, termination of the schools / centres.

•                  The principals of the schools are involved in curriculum design, course delivery, hiring teachers, student recruitment, and approving school budgets and monthly spending plan.

•                  The principals sign significant contracts on behalf of the schools / training centres such as service arrangement, leasing contract etc.

Further, the Company is also able to make the following decisions that enable it to receive substantially all of the economic returns from the VIEs:

•                  The Company has the exclusive right to provide management / consulting services to VIEs. Given the Company controls the VIE’s board of directors, the Company has the discretion to set the service fees which enable the Company to extract the majority of the profits from the Company;

•                  In addition, the Company has the right to renew the service contracts indefinitely, which ensures the Company will be able to extract profits on a perpetual basis; and

•                  The Company sells software products to many of the VIEs’ subsidiaries which also enable the Company to extract profits from the schools / centres.”

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The Company also acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Sincerely yours,

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer